UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into a Material Definitive Agreement

On October 3, 2014, Constellium N.V. (the “Company”) entered into a Unit Purchase Agreement (the “Purchase Agreement”) with Wise Metals Holdings LLC (the “Seller”) and Silver Knot, LLC, solely in its capacity as the representative of Seller (the “Seller Representative”), pursuant to which the Company has agreed to acquire all of the issued and outstanding units of membership interest of Wise Metals Intermediate Holdings LLC (“Wise”), for aggregate consideration (including assumption of existing Wise indebtedness) of approximately $1.4 billion in cash, subject to a customary post-closing adjustment based on, among other things, the amount of cash, debt and working capital in the business at the closing date.

The Seller and the Company have made customary representations, warranties and covenants in the Purchase Agreement, including, among others, covenants by the Seller to cause Wise and its subsidiaries to operate in the ordinary course of business between the execution of the Purchase Agreement and the closing and not to engage in certain kinds of transactions or take certain actions during such period. The Purchase Agreement provides that following the closing, each party will be indemnified for breaches of representations and warranties and non-performance of covenants, in each case subject to specified limitations set forth in the Purchase Agreement. The closing of the transaction is subject to the satisfaction of customary closing conditions, including, among others, the approval of certain regulatory authorities. The Purchase Agreement may be terminated under certain circumstances, including by either party if the acquisition has not been completed by July 3, 2015 (the “Outside Date”).

On October 3, 2014, the Company entered into a commitment letter (the “Commitment Letter”) pursuant to which Deutsche Bank Cayman Islands Branch committed to provide a senior unsecured bridge term loan facility in an aggregate principal amount sufficient to allow the Company to consummate the acquisition, which may be used for the purpose of (i) financing all or a portion of the cash consideration for the acquisition, (ii) financing the repayment, repurchase or redemption of certain existing indebtedness of Wise, and (iii) paying fees and expenses incurred in connection with the foregoing. The commitment has a duration that extends through the Outside Date. The Company expects to issue a combination of debt and equity securities in lieu of the bridge term loan facility provided for by the Commitment Letter.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Purchase Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K. The Purchase Agreement and the Commitment Letter (the “Agreements”) and the above descriptions have been included to provide investors with information regarding the material terms of the Agreements. They are not intended to provide any other factual information about the Company or any other parties to the Agreements or their respective affiliates or equityholders. The representations, warranties and covenants contained in the Agreements were made only for the purposes of the Agreements and as of the specific dates, were solely for the benefit of the parties thereto, may have been used for purposes of allocating risk between each party rather than establishing matters of fact, may be subject to a contractual standard of materiality different from that generally applicable to investors and may be subject to qualifications or limitations agreed upon by the parties in connection with the negotiated terms, including being qualified by schedules and other disclosures made by each party. Accordingly, investors should not rely on the representations, warranties and covenants in the Agreements as statements of factual information. This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Attached hereto as Exhibit 99.1 is a copy of the press release of the Company, dated October 3, 2014,

announcing the Company’s agreement to acquire Wise.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Unit Purchase Agreement between Constellium N.V., Wise Metals Holdings LLC and Silver Knot, LCC, dated October 3, 2014*

99.1	Press Release issued by Constellium N.V. on October 3, 2014.

*	Schedules omitted. The Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

October 3, 2014	By:	/s/ Jeremy Leach
	Name:	Jeremy Leach
	Title:	Group General Counsel